Exhibit 99.1

WalkMe Ltd. Announces Fourth Quarter & Full Year 2021 Financial Results

●	Q4 Subscription revenue growth accelerates to 39% year-over-year to $48.6 million
●	Remaining Performance Obligations growth accelerates to 54% year-over-year to $316.2 million
●	ARR from Enterprise-wide DAP customers grew by 92% year-over-year
●	Expanded partner channel with strategic alliance with Accenture

SAN FRANCISCO, February 16, 2022 -- WalkMe Ltd. (NASDAQ:WKME), a leading provider of digital adoption solutions, today announced financial results for its fourth quarter and year ended December 31, 2021.

“We completed 2021 with great momentum by accelerating our subscription revenue, landing some great new logos and expanding within some of the largest organizations in the world. Digital adoption is being seen as a must have for CIOs and we are seeing the results with deeper strategic conversations and longer contract terms,” said Dan Adika, CEO of WalkMe. “We plan to continue to invest in 2022 to further our leadership position and deliver value to our customers. We expect to accelerate our revenue growth in 2022 driven by our strong technology position, acceleration of the DAP category, and our strong ecosystem – including our large enterprise, DAP customers, and partner channels.”

Fourth Quarter 2021 Financial Highlights:

●	Revenue. Total revenue was $53.3 million in the fourth quarter of 2021, an increase of 37% year-over-year. Subscription revenue was $48.6 million, an increase of 39% year-over-year.
●	Annualized Recurring Revenue (ARR)*: as of December 31, 2021 grew 34% year-over-year to $219.6 million.
●	Remaining Performance Obligation (RPO)*: was $316.2 million as of December 31, 2021, an increase of 54% year-over-year.
●	GAAP Operating Loss: was $29.1 million in the fourth quarter of 2021, or 55% of total revenue, compared to $15.5 million, or 40% of total revenue, in the fourth quarter of 2020.
●	Non-GAAP Operating Loss*: was $18.9 million in the fourth quarter of 2021, or 35% of total revenue, compared to $9.5 million, or 24% of total revenue, in the fourth quarter of 2020.
●
Cash Flow. Net cash used in operations in the fourth quarter of 2021 was $13.9 million, or 26% of total revenue, compared to $2.1 million used in operations or 5% of total revenue, in the fourth quarter of 2020.

●	Free Cash Flow* was negative $16.4 million in the fourth quarter of 2021, or 31% of total revenue, compared to negative $2.6 million, or 7% of total revenue, in the fourth quarter of 2020.
●	Cash, Cash Equivalents, and Short-term Deposits were $342.4 million as of December 31, 2021.

Full Year 2021 Financial Highlights:

●	Revenue. Total revenue was $193.3 million in 2021, an increase of 30% year-over-year. Subscription revenue was $175.3 million, an increase of 35% year-over-year.
●	GAAP Operating Loss: was $77.8 million in 2021, or 40% of total revenue, compared to $43.2 million, or 29% of total revenue, in 2020.
●	Non-GAAP Operating Loss*: was $50.2 million in 2021, or 26% of total revenue, compared to $29.1 million, or 20% of total revenue, in 2020.
●	Cash Flow. Net cash used in operations in 2021was $34.2 million, or 18% of total revenue, compared to $8.7 million used in operations or 6% of total revenue, in 2020.
●	Free Cash Flow* was negative $40.8 million in 2021, or 21% of total revenue, compared to negative $11.0 million, or 7% of total revenue, in 2020.

“Our strong results for Q4 2021 are the culmination of focused execution on our growth strategies. Over a year ago, we put in place significant changes in our go-to-market strategy to focus on large commercial and enterprise customers, who often struggle with their digital transformations,” said Andrew Casey, CFO of WalkMe. “It is these customers who have cross organizational and multi-application business processes that benefit most from the WalkMe platform. This is exemplified by the ARR growth of our DAP customers, which reached $80.3 million, an increase of 92% versus Q4 2020. In 2022 we will continue to invest behind our growth engines: DAP customer growth, Federal, partner, and international expansion.”

Fourth Quarter and Recent Business Highlights:

●
In the fourth quarter, WalkMe added 14 net new enterprise-wide DAP customers for a total of 126, representing customer count growth of 64% year-over-year. ARR from DAP customers grew 92% year-over-year.

●	Customers with over $100K in ARR grew 31% year-over-year to 454 and customers with over $1 million in ARR grew 63% year-over year to 31.
●
In the fourth quarter of 2021, WalkMe updated and enhanced its third-party data sources for identifying customers with 500 or more employees and as a result now capture a greater number of customers in this category in the same period compared to the previous methodology. ARR from customers with 500 or more employees grew 40% year-over-year and represented 87% of total ARR without the new data source. With the new data source, ARR from customers with 500 or more employees is now greater than 92% of total ARR.

●
WalkMe expanded its relationship with Accenture, with Accenture investing in expanding their capability to deploy WalkMe technology on a global scale alongside investing in their employee base with plans to increase the number of certified resources over the next year.

●
We expanded the executive leadership team with the appointment of Chelsea Pyrzenski as Chief People Officer. Chelsea brings extensive experience leading and supporting high-performance teams through organizational design and change management. Chelsea will lead efforts in attracting, developing, and retaining top talent as well as overseeing our DEI and ESG programs.

Financial Outlook:

For the first quarter of 2022, the Company currently expects:

●	Total revenue of $55.5 to $56.5 million, representing a growth rate of 30% to 32% year-over-year
●	Non-GAAP operating loss of $20.4 to $19.4 million

For the full year 2022, the Company currently expects:

●	Total revenue of $251 to $255 million, representing a growth rate of 30% to 32% year-over-year
●	Non-GAAP operating loss of $81.0 to $75.0 million

*The section titled “Non-GAAP Financial Measures and Key Performance Indicators” below contains a description of the non-GAAP financial measures discussed in this press release and reconciliations between historical GAAP and non-GAAP information are contained in the tables below. The Company is unable to provide a reconciliation of non-GAAP Operating Income (Loss) to Operating Income (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort, because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, predicting forward-looking share-based compensation. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section entitled “Non-GAAP Financial Measures and Key Performance Indicators” in this press release.

Conference Call Information:

WalkMe will host a conference call and live webcast for analysts and investors at 2:00 p.m. Pacific Time on February 16, 2022. The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call. Interested parties can access the call by dialing US Toll Free: (888) 289 - 0720, International: (972) 3376-2182 using the passcode 7745495.

A live webcast of the conference call will be accessible on the WalkMe investor relations website at https://ir.walkme.com.

Approximately one hour after completion of the live call and for at least 30 days thereafter, an archived version of the webcast will be available on the Company’s investor relations website at https://ir.walkme.com.

Supplemental Financial and Other Information:

We intend to announce material information to the public through the WalkMe Investor Relations website at ir.walkme.com, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-GAAP Financial Measures and Key Performance Indicators:

In addition to our financial results reported in accordance with GAAP, this press release and the accompanying tables and related presentation materials may contain one or more of the following non-GAAP financial measures: Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Income (Loss), Non-GAAP Operating Margin, Non-GAAP Net Income (Loss) attributable to WalkMe Ltd., Non-GAAP Net Income (Loss) per share attributable to WalkMe Ltd. and Free Cash Flow, all of which are non-GAAP financial measures. We believe that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures have limitations as analytical tools and may differ from similarly titled measures presented by other companies. The presentation of this financial information is not intended to be considered as a substitute for the financial information prepared and presented in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin. We define Non-GAAP Gross Profit as gross profit excluding share-based compensation and amortization of acquired intangibles. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Gross Profit with traditional GAAP measures to evaluate our financial performance. Non-GAAP Gross Margin is calculated as a percentage of revenues.

Non-GAAP Operating Income (Loss) and Non-GAAP Operating Margin. We define Non-GAAP Operating Income (Loss) as income (loss) from operations excluding share-based compensation and amortization of acquired intangibles. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Operating Income (Loss) with traditional GAAP measures to evaluate our financial performance. Non-GAAP Operating Margin is calculated as a percentage of revenues.

Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. We define Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. as Net Income (Loss) attributable to WalkMe Ltd. excluding share-based compensation and amortization of acquired intangibles. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. with traditional GAAP measures to evaluate our financial performance. Non-GAAP Net Income (Loss) per Share attributable to WalkMe Ltd. is calculated based on ordinary shares outstanding after accounting for the exchange of our outstanding convertible preferred shares into ordinary shares as though such event had occurred at the beginning of the periods.

Free Cash Flow. We define Free Cash Flow as net cash provided by (used in) operating activities, less cash used for purchases of property and equipment and capitalized internal-use software costs. We believe that Free Cash Flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our business. Our Free Cash Flow may vary from period to period and be impacted as we continue to invest for growth in our business.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

ARR. We define ARR as the annualized value of customer subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal). Our calculation of ARR is not adjusted for the impact of any known or projected future events (such as customer cancellations, upgrades or downgrades, or price increases or decreases) that may cause any such contract not to be renewed on its existing terms. In addition, the amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to new bookings, cancellations, upgrades, downgrades or other changes in pending renewals, as well as the effects of professional services revenue and acquisitions or divestitures. As a result, ARR should be viewed independently of, and not as a substitute for or forecast of, revenue and deferred revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies.

Enterprise-Wide DAP Customers: We define enterprise-wide DAP Customers as those who have purchased enterprise-wide subscriptions or who have department-wide usage of our Digital Adoption Platform across four or more applications.

Special Note Regarding Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including statements regarding the Company’s future financial results and relationships with its customers. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

Our future financial performance, including our expectations regarding our revenue, cost of revenue, gross margin, operating expenses, cash flow and deferred revenue; our ability to manage our growth effectively, sustain our historical growth rate in the future or achieve or maintain profitability; the impact of the COVID-19 pandemic, including variants, and related vaccination roll out efforts, on our business, financial condition and results of operations; the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions; our estimates of, and future expectations regarding, our market opportunity; our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings; our ability to maintain the interoperability of our offerings across devices, operating systems and third-party applications and to maintain and expand our relationships with third-party technology partners; the effects of increased competition in our target markets and our ability to compete effectively; our ability to attract and retain new customers and to expand within our existing customer base; the success of our sales and marketing operations, including our ability to realize efficiencies and reduce customer acquisition costs; the percentage of our remaining performance obligations that we expect to recognize as revenue; our ability to meet the service-level commitments under our customer agreements and the effects on our business if we are unable to do so; our relationships with, and dependence on, various third-party service providers; our dependence on our management team and other key employees; our ability to maintain and enhance awareness of our brand; our ability to offer high quality customer support; our ability to effectively develop and expand our marketing and sales capabilities; our ability to maintain the sales prices of our offerings and the effects of pricing fluctuations; the sustainability of, and fluctuations in, our gross margin; risks related to our international operations and our ability to expand our international business operations; the effects of currency exchange rate fluctuations on our results of operations; challenges and risks related to our sales to government entities; our ability to consummate acquisitions at our historical rate and at acceptable prices, to enter into other strategic transactions and relationships, and to manage the risks related to these transactions and arrangements; our ability to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein; our ability to maintain the security and availability of our platform, products and solutions; our ability to comply with current and future legislation and governmental regulations to which we are subject or may become subject in the future; changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns; risks related to political, economic and security conditions in Israel; the effects of unfavorable conditions in our industry or the global economy or reductions in information technology spending; factors that may affect the future trading prices of our ordinary shares; and other risk factors set forth in the section titled “Risk Factors” in our Prospectus filed with the Securities and Exchange Commission on June 16, 2021, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About WalkMe

WalkMe’s cloud-based Digital Adoption Platform enables organizations to measure, drive and act to ultimately accelerate their digital transformations and better realize the value of their software investments. Our code-free platform leverages our proprietary technology to provide visibility to an organization’s Chief Information Officer and business leaders, while improving user experience, productivity and efficiency for employees and customers. Alongside walkthroughs and third-party integration capabilities, our platform can be customized to fit an organization’s needs.

Media Contact:

Christina Knittel
press@walkme.com

Investor Contact:

John Streppa
investors@walkme.com

WalkMe Ltd.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share data; unaudited)

	Three months ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
Revenues
Subscription	$48,555	$34,905	$175,328	$130,303
Professional services	4,703	4,003	17,975	18,003
Total revenues	53,258	38,908	193,303	148,306

Cost of revenues
Subscription(1)(2)	6,595	5,508	24,025	19,141
Professional services(1)	6,382	5,076	22,632	20,017
Total cost of revenues	12,977	10,584	46,657	39,158

Gross profit	40,281	28,324	146,646	109,148

Operating expenses
Research and development(1)	14,384	9,587	48,160	31,560
Sales and marketing(1)	41,294	22,862	127,719	87,208
General and administrative(1)	13,662	11,368	48,557	33,541
Total operating expenses	69,340	43,817	224,436	152,309
Operating loss	(29,059)	(15,493)	(77,790)	(43,161)
Financial income (expense), net	128	119	(9)	(156)
Loss before income taxes	(28,931)	(15,374)	(77,799)	(43,317)

Income taxes	(521)	(592)	(2,494)	(1,708)
Net loss	(29,452)	(15,966)	(80,293)	(45,025)
Net loss attributable to non-controlling interest	(268)	(238)	(1,169)	(1,311)

Adjustment attributable to non-controlling interest	(2,703)	2,075	16,689	5,487
Deemed dividend to ordinary shareholders	-	-	-	4,569
Net loss attributable to WalkMe Ltd.	$(26,481)	$(17,803)	$(95,813)	$(53,770)
Net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.32)	$(1.30)	$(1.85)	$(4.07)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	83,633,127	13,666,871	51,763,032	13,217,183

(1) Includes share-based compensation expense as follows:

	Three months ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
Cost of subscription revenues	$235	$15	$542	$52
Cost of professional services	572	56	1,262	149
Research and development	1,461	1,137	3,863	1,596
Sales and marketing	3,886	428	8,205	1,105
General and administrative	3,877	4,387	13,460	11,115
Total share-based compensation expense	$10,031	$6,023	$27,332	$14,017

(2) Includes amortization of acquired intangibles as follows:

	Three months ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
Cost of revenues	$176	$-	$299	$44

WalkMe Ltd.
Condensed Consolidated Balance Sheets
(in thousands; unaudited)

	December 31,	December 31,
	2021	2020
Assets

Current assets:

Cash and cash equivalents	$276,889	$62,328
Short-term deposits	65,478	44,159
Trade receivables, net	37,754	30,859
Deferred contract acquisition costs	20,405	10,712
Prepaid expenses and other current assets	7,954	4,067
Total current assets	408,480	152,125

Non-current assets:

Deferred contract acquisition costs	35,969	19,017
Other assets	987	3,036
Property and equipment, net	10,885	8,629
Goodwill and Intangible assets, net	3,296	1,481
Total non-current assets	51,137	32,163

Total assets	$459,617	$184,288

Liabilities, redeemable non-controlling interest, convertible preferred shares and shareholders’ equity (deficit)

Current liabilities:

Trade payables	$6,592	$5,513
Accrued expenses and other current liabilities	49,310	29,543
Deferred revenues	86,024	57,467
Total current liabilities	141,926	92,523

Long-term liabilities:

Deferred revenues	1,288	1,478
Deferred tax liabilities, net	4,795	3,101
Other long-term liabilities	2,097	2,308
Total long-term liabilities	8,180	6,887
Total liabilities	150,106	99,410

Redeemable non-controlling interest	23,901	8,647
Convertible preferred shares	-	300,490
Shareholders’ equity (deficit):
Share capital and additional paid-in capital	610,193	21,524
Other comprehensive income	455	131
Accumulated deficit	(325,038)	(245,914)
Total shareholders’ equity (deficit)	285,610	(224,259)
Total Liabilities, redeemable non-controlling interest, convertible preferred shares and shareholders’ equity (deficit)	$459,617	$184,288

WalkMe Ltd.
Condensed Consolidated Statements of Cash Flow
(in thousands; unaudited)

	Three months ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
Cash flows from operating activities:
Net loss	$(29,452)	$(15,966)	$(80,293)	$(45,025)

Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	10,031	6,023	27,332	14,017
Depreciation and amortization	1,427	1,105	4,773	4,710
Interest on short-term and long-term deposits	204	(12)	(59)	(189)
Decrease (increase) in trade receivables, net	(498)	(3,203)	(6,976)	1,657
Decrease (increase) in prepaid expenses and other current assets and other non-current assets	1,163	1,104	(3,061)	1,979
Increase in deferred contract acquisition costs	(10,148)	(3,270)	(26,702)	(8,960)
Increase (decrease) in trade payables	750	(535)	906	4,450
Increase in accrued expenses and other current liabilities	11,682	6,289	19,795	11,073
Increase in deferred revenues	735	5,292	28,577	5,220
Deferred taxes, net	1,242	189	1,694	544
Increase (decrease) in other long-term liabilities	(1,040)	920	(211)	1,871
Net cash used in operating activities	(13,904)	(2,064)	(34,225)	(8,653)

Cash flows from investing activities:

Purchase of intangible assets	(1,338)	-	(1,338)	-
Purchase of property and equipment	(1,267)	(52)	(2,642)	(822)
Investment in short-term deposits	(257)	-	(66,260)	(44,000)
Proceeds from short-term deposits	7,716	1,997	45,003	-
Investment in restricted deposits	-	-	(1,298)	-
Proceeds from restricted deposits	266	37	2,924	623
Capitalization of software development costs	(1,189)	(446)	(3,912)	(1,530)
Net cash provided by (used in) investing activities	3,931	1,536	(27,523)	(45,729)

Cash flows from financing activities:

Proceeds from initial public offering, net of underwriting discounts and commissions and other issuance costs	(2,367)	-	263,922	-
Proceeds from exercise of options	622	213	2,867	789
Investment from redeemable non-controlling interest	-	-	-	2,330
Issuance of preferred shares, net of issuance costs	-	-	10,000	38,495
Net cash provided by (used in) financing activities	(1,745)	213	276,789	41,614
Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	(141)	214	(685)	248
Increase (decrease) in cash, cash equivalents and restricted cash	(11,859)	(101)	214,356	(12,520)
Cash, cash equivalents and restricted cash - Beginning of period	289,110	62,996	62,895	75,415
Cash, cash equivalents and restricted cash - End of period	$277,251	$62,895	$277,251	$62,895

WalkMe Ltd.
Reconciliation from GAAP to Non-GAAP Results
(in thousands, except share and per share data; unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020
Reconciliation of gross profit and gross margin
GAAP gross profit	$40,281	$28,324	$146,646	$109,148
Plus: Share-based compensation expense	807	71	1,804	201
Plus: Amortization of acquired intangibles	176	-	299	44
Non-GAAP gross profit	$41,264	$28,395	$148,749	$109,393
GAAP gross margin	76%	73%	76%	74%
Non-GAAP gross margin	77%	73%	77%	74%

Reconciliation of operating loss and operating margin
GAAP operating loss	$(29,059)	$(15,493)	$(77,790)	$(43,161)
Plus: Share-based compensation expense	10,031	6,023	27,332	14,017
Plus: Amortization of acquired intangibles	176	-	299	44
Non-GAAP operating loss	$(18,852)	$(9,470)	$(50,159)	$(29,100)
GAAP operating margin	(55)%	(40)%	(40)%	(29)%
Non-GAAP operating margin	(35)%	(24)%	(26)%	(20)%

Reconciliation of net loss
GAAP net loss attributable to WalkMe Ltd.	$(26,481)	$(17,803)	$(95,813)	$(53,770)
Plus: Share-based compensation expense	10,031	6,023	27,332	14,017
Plus: Amortization of acquired intangibles	176	-	299	44
Plus: Adjustment attributable to non-controlling interest	(2,703)	2,075	16,689	5,487
Plus: Deemed dividend to ordinary shareholders	-	-	-	4,569
Non-GAAP net loss attributable to WalkMe Ltd.	$(18,977)	$(9,705)	$(51,493)	$(29,653)

Non-GAAP net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.23)	$(0.13)	$(0.65)	$(0.42)
Shares used in non-GAAP per share calculations:
GAAP weighted-average shares used to compute net loss per share, basic and diluted	83,633,127	13,666,871	51,763,032	13,217,183
Add:
Additional weighted average shares giving effect to exchange of convertible preferred shares at the beginning of the period	-	58,724,580	26,972,186	58,132,717
Non-GAAP weighted-average shares used to compute net loss per share, basic and diluted	83,633,127	72,391,451	78,735,218	71,349,900

WalkMe Ltd.
Reconciliation of GAAP Cash Flow from Operating Activities to Free Cash Flow
(in thousands; unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020
Net cash used in operating activities	$(13,904)	$(2,064)	$(34,225)	$(8,653)
Less: Purchases of property and equipment	(1,267)	(52)	(2,642)	(822)
Less: Capitalized software development costs	(1,189)	(446)	(3,912)	(1,530)
Free cash flow	$(16,360)	$(2,562)	$(40,779)	$(11,005)